SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 13 January 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 13 January 2004 re: Directorate Change


09/04                                               13 January 2004


BOARD CHANGES AT LLOYDS TSB GROUP

Lloyds TSB Group announces that Group Finance Director, Philip Hampton, is to leave the company. There has been a change in strategic direction since Philip Hampton joined the Group in June 2002 resulting in a focus on organic growth within the core businesses, including bancassurance. This has meant a move away from the merger, acquisition and restructuring activity that was the strategic focus at the time of his appointment. He will leave immediately and will be compensated in line with his contractual entitlement.

The Group has commenced a search for a suitable replacement, and pending an appointment, the role of Group Finance Director will be undertaken by Mike Fairey, Deputy Group Chief Executive, in addition to his existing duties.

Group Chief Executive, Eric Daniels, said: "I am grateful to Philip for the contribution he has made to Lloyds TSB, particularly in helping me reduce volatility and put in place a firm platform for growth. As I indicated in the December trading statement: we are now in a better position to deliver improved performance in 2004 and beyond."



                                    - ends -



For further information:



Investor Relations

Michael Oliver     +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon      +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk



Media

Terrence Collis     +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh     +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk





                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     13 January 2004